Exhibit (a) (25)

NOTICE OF ADDITIONAL FINANCIAL INFORMATION

To: All NetManage Employees Eligible to Participate in the Exchange Offer

From: Michael R. Peckham

Date: June 3, 2003

Subject: Additional Financial Information to Supplement the Offer to Exchange Certain Outstanding Options Having an Exercise Price Per Share of $1.50 or more for New Options

The staff of the Securities and Exchange Commission has completed its review of the material we furnished to you on May 16, 2003 and has requested that we provide the following additional financial information to aid you in your evaluation of the offer:

The book value per share of NetManage’s Common Stock at March 31, 2003 was $1.71. This amount was calculated by dividing NetManage’s unaudited consolidated shareholders equity at March 31, 2003 of $14,776,000 by the 8,621,176 shares of NetManage Common Stock that were outstanding as of March 31, 2003.

     NetManage’s consolidated ratio of losses to fixed charges for each of the five years in the period ended December 31, 2002 and for the three-month period ended March 31, 2003 is as follows:

	Year Ended December 31,					Three Months Ended
						March 31,

	1998	1999	2000	2001	2002	2003

Ratio of earnings to fixed charges	N.A	N.A	N.A	N.A	N.A	N.A

For the purposes of calculating the ratio of earnings to fixed charges, earnings are defined as consolidated income from continuing operations before income taxes plus fixed charges. Fixed charges are the sum of interest on indebtedness, amortization of debt issuance costs, and estimated interest with rental expenses. There are no minority interests in any NetManage subsidiary and NetManage has no preferred securities or equity method investments. For the five-year period 1998 to 2002 and for the three-months ended March 31, 2003, NetManage reported a consolidated loss from continuing operations before income taxes of $5.6 million, $28.1 million, $70.7 million, $11.5 million, $20.9 million, and $1.5 million respectively. Fixed charges during the same period were $67,000, $182,000, $70,000, $39,000, $31,000, and $0 respectively and were composed solely of interest expense. Earnings, defined as consolidated income from continuing operations before income taxes plus fixed charges, were also a loss in each of the five years 1998 to 2002 and for the three-months ended March 31, 2003. Earnings were inadequate to cover fixed charges in each of the five years 1998 to 2002 and for the three-months ended March 31, 2003. In light of the above, the calculation of the ratio of earnings to fixed charges is misleading and is therefore presented as ‘N.A’ in the above table.